SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
DIVISION OF TRADING & MARKETS

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

Kimberly-Clark de México, S.A.B. de C.V.

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549
Facsimile # (202) 942 9624

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

SUPPL

Dear Sirs:

Attached please find Kimberly Clark de México S.A.B. de C.V.´s third quarter 2009 filing to the Mexican Bolsa. The attached is based on being added under file 82-3308, to the list of foreign private issuers that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A.B. de C.V.

09047443

JORGE LARA FLORES
Director of Finance

cc.
File ADR´s.
Juan Victor Martinez (212) 648-5576

dlw 12/8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTIEMBRE 30 OF 2009 AND 2008

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**24,851,270**	**100**	**24,425,709**	**100**
s02	**CURRENT ASSETS**	**10,001,300**	**40**	**9,370,560**	**38**
s03	CASH AND AVAILABLE INVESTMENTS	3,859,186	16	3,331,461	14
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,965,485	16	3,859,625	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	425,192	2	350,273	1
s06	INVENTORIES	1,751,437	7	1,829,201	7
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	**LONG-TERM**	**426,094**	**2**	**481,458**	**2**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	426,094	2	481,458	2
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**14,423,876**	**58**	**14,508,760**	**59**
s13	LAND AND BUILDINGS	4,980,704	20	4,918,352	20
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	25,139,891	101	24,887,644	102
s15	OTHER EQUIPMENT	50,766	0	47,837	0
s16	ACCUMULATED DEPRECIATION	16,436,817	66	15,712,976	64
s17	CONSTRUCTION IN PROGRESS	689,332	3	367,903	2
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**64,931**	**0**
s20	**TOTAL LIABILITIES**	**17,314,353**	**100**	**16,148,084**	**100**
s21	**CURRENT LIABILITIES**	**9,730,615**	**56**	**9,110,879**	**56**
s22	SUPPLIERS	2,348,163	14	2,179,225	13
s23	BANK LOANS	76,043	0	2,813,817	17
s24	STOCK MARKET LOANS	2,696,432	16	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	648,626	4	480,780	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,961,351	23	3,637,057	23
s27	**LONG-TERM LIABILITIES**	**5,384,283**	**31**	**4,630,042**	**29**
s28	BANK LOANS	84,283	0	130,042	1
s29	STOCK MARKET LOANS	5,300,000	31	4,500,000	28
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,199,455**	**13**	**2,407,163**	**15**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**7,536,917**	**100**	**8,277,625**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**7,536,917**	**100**	**8,277,625**	**100**
s36	**CONTRIBUTED CAPITAL**	**4,138,236**	**55**	**4,222,351**	**51**
s79	CAPITAL STOCK	4,138,236	55	4,222,351	51
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**3,398,681**	**45**	**4,055,274**	**49**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,442,178	46	4,057,787	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-43,497	0	-2,513	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**3,859,186**	**100**	**3,331,461**	**100**
s46	CASH	163,616	4	232,201	7
s47	AVAILABLE INVESTMENTS	3,695,570	96	3,099,260	93
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**0**	**100**	**64,931**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	64,931	100
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**9,730,615**	**100**	**9,110,879**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,313,307	13	4,126,672	45
s53	MEXICAN PESOS LIABILITIES	8,417,308	87	4,984,207	55
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**3,961,351**	**100**	**3,637,057**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	46,037	1	68,421	2
s89	INTEREST LIABILITIES	59,595	2	100,300	3
s68	PROVISIONS	1,553,570	39	1,382,692	38
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,616,624	41	1,535,125	42
s105	BENEFITS TO EMPLOYEES	685,525	17	550,519	15
s27	**LONG-TERM LIABILITIES**	**5,384,283**	**100**	**4,630,042**	**100**
s59	FOREIGN CURRENCY LIABILITIES	84,283	2	130,042	3
s60	MEXICAN PESOS LIABILITIES	5,300,000	98	4,500,000	97
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,199,455**	**100**	**2,407,163**	**100**
s66	DEFERRED TAXES	1,868,836	85	2,272,899	94
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	88,269	4	134,264	6
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	242,350	11	0	0
s79	**CAPITAL STOCK**	**4,138,236**	**100**	**4,222,351**	**100**
s37	CAPITAL STOCK (NOMINAL)	8,864	0	9,044	0
s38	RESTATEMENT OF CAPITAL STOCK	4,129,372	100	4,213,307	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: **03** YEAR: **2009**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**3,442,178**	**100**	**4,057,787**	**100**
s93	LEGAL RESERVE	100,000	3	645,822	16
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	466,280	14	750,714	19
s45	NET INCOME FOR THE YEAR	2,875,898	84	2,661,251	66
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-43,497**	**100**	**-2,513**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-43,497	100	-2,513	100
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	270,685	259,681
s73	PENSIONS AND SENIORITY PREMIUMS	301,986	243,497
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	2,401	2,378
s76	WORKERS (*)	4,421	4,287
s77	OUTSTANDING SHARES (*)	1,081,235,015	1,103,212,715
s78	REPURCHASED SHARES (*)	32,638,800	35,879,200
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTIEMBRE 30 OF 2009 AND 2008

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**18,219,021**	**100**	**16,943,867**	**100**
r02	COST OF SALES	10,816,029	59	10,301,835	61
r03	**GROSS PROFIT**	**7,402,992**	**41**	**6,642,032**	**39**
r04	GENERAL EXPENSES	2,605,847	14	2,418,855	14
r05	**INCOME (LOSS) FROM OPERATION**	**4,797,145**	**26**	**4,223,177**	**25**
r08	OTHER INCOME AND (EXPENSE), NET	-414,342	-2	-331,381	-2
r06	COMPREHENSIVE FINANCING RESULT	-391,591	-2	-365,883	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**3,991,212**	**22**	**3,525,913**	**21**
r10	INCOME TAXES	1,115,314	6	864,662	5
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**2,875,898**	**16**	**2,661,251**	**16**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**2,875,898**	**16**	**2,661,251**	**16**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**2,875,898**	**16**	**2,661,251**	**16**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**18,219,021**	**100**	**16,943,867**	**100**
r21	DOMESTIC	17,364,022	95	15,833,677	93
r22	FOREIGN	854,999	5	1,110,190	7
r23	TRANSLATED INTO DOLLARS (***)	62,632	0	105,564	1
r08	**OTHER INCOME AND (EXPENSE), NET**	**-414,342**	**100**	**-331,381**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	2,808	0	13,722	-4
r34	EMPLOYEES PROFIT SHARING EXPENSES	438,150	-106	325,103	-98
r35	DEFERRED EMPLOYEES PROFIT SHARING	-21,000	5	20,000	-6
r06	**COMPREHENSIVE FINANCING RESULT**	**-391,591**	**100**	**-365,883**	**100**
r24	INTEREST EXPENSE	587,683	-150	475,704	-130
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	198,351	-51	152,063	-42
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-2,259	1	-42,242	12
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**1,115,314**	**100**	**864,662**	**100**
r32	INCOME TAX	1,212,545	109	953,782	110
r33	DEFERRED INCOME TAX	-97,231	-9	-89,120	-10

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: **03** YEAR: **2009**

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	27,374,586	25,317,900
r37	TAX RESULT FOR THE YEAR	4,908,315	4,196,170
r38	NET SALES (**)	24,326,676	22,299,150
r39	OPERATING INCOME (**)	6,525,051	5,655,994
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	3,526,786	3,684,082
r41	NET CONSOLIDATED INCOME (**)	3,526,786	3,684,082
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	881,114	865,811

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM JULY1 TO SEPTEMBER 30 OF 2009

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,951,686**	**100**	**5,628,508**	**100**
rt02	COST OF SALES	3,479,862	58	3,379,757	60
rt03	**GROSS PROFIT**	**2,471,824**	**42**	**2,248,751**	**40**
rt04	GENERAL EXPENSES	874,855	15	832,559	15
rt05	**INCOME (LOSS) FROM OPERATION**	**1,596,969**	**27**	**1,416,192**	**25**
rt08	OTHER INCOME AND (EXPENSE), NET	-145,145	-2	-97,486	-2
rt06	COMPREHENSIVE FINANCING RESULT	-139,117	-2	-306,951	-5
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**1,312,707**	**22**	**1,011,755**	**18**
rt10	INCOME TAXES	393,361	7	148,363	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**919,346**	**15**	**863,392**	**15**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**919,346**	**15**	**863,392**	**15**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**919,346**	**15**	**863,392**	**15**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**5,951,686**	**100**	**5,628,508**	**100**
rt21	DOMESTIC	5,589,600	94	5,162,639	92
rt22	FOREIGN	362,086	6	465,869	8
rt23	TRANSLATED INTO DOLLARS (***)	27,219	0	45,102	1
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-145,145**	**100**	**-97,486**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	712	0	5,112	-5
rt34	EMPLOYEES PROFIT SHARING EXPENSES	145,857	-100	74,598	-77
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	28,000	-29
rt06	**COMPREHENSIVE FINANCING RESULT**	**-139,117**	**100**	**-306,951**	**100**
rt24	INTEREST EXPENSE	172,504	-124	156,478	-51
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	52,552	-38	50,969	-17
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-19,165	14	-201,442	66
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**393,361**	**100**	**148,363**	**100**
rt32	INCOME TAX	437,592	111	222,483	150
rt33	DEFERRED INCOME TAX	-44,231	-11	-74,120	-50

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	310,866	292,005

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

(Thousand Pesos)

Final Printing

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	3,991,212	3,525,913
e02	+ (-)ITEMS NOT REQUIRING CASH	417,150	345,103
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	679,955	700,026
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	589,942	517,946
e05	**CASH FLOW BEFORE INCOME TAX**	5,678,259	5,088,988
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-914,882	-1,113,330
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	4,763,377	3,975,658
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-659,446	-697,388
e09	**FINANCING ACTIVITIES**	4,103,931	3,278,270
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-3,269,080	-2,864,031
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	834,851	414,239
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	6,728	2,254
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	3,017,607	2,914,968
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	3,859,186	3,331,461

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	417,150	345,103
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	417,150	345,103
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	679,955	700,026
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	881,114	865,811
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-2,808	-13,722
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-198,351	-152,063
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	589,942	517,946
e25	+ACCRUED INTEREST	587,683	475,704
e26	+ (-) OTHER ITEMS	2,259	42,242
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-914,882	-1,113,330
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	84,080	-392,954
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	138,298	-175,101
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-4,903	128,177
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-293,016	-171,745
e32	+ (-) INCOME TAXES PAID OR RETURNED	-839,341	-501,707
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-659,446	-697,388
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-822,930	-813,987
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	163,484	116,599
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-3,269,080	-2,864,031
e45	+BANK FINANCING	0	0
e46	+STOCK MARKET FINANCING	3,493,293	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-3,375,496	-53,072
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	-1,611,173	-1,530,799
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-695,531	-507,612
e56	-REPURCHASE OF SHARES	-894,200	-673,131
e57	+ (-)OTHER ITEMS	-185,973	-99,417

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.22		$	3.31	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.22		$	3.31	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0	
d08	CARRYNG VALUE PER SHARE	$	6.97		$	7.50	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	1.44		$	1.34	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		8.12	times		5.87	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		17.58	times		13.29	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	15.79	%	15.71	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	46.79	%	44.51	%
p03	NET INCOME TO TOTAL ASSETS (**)	14.19	%	15.08	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	48.64	%	41.06	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.98	times	0.91	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.69	times	1.54	times
p08	INVENTORIES TURNOVER (**)	7.90	times	7.90	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51	days	53	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.30	%	8.65	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	69.67	%	66.11	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	2.30	times	1.95	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	8.07	%	26.36	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	37.33	%	31.91	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	8.16	times	8.88	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.41	times	1.38	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.03	times	1.03	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.85	times	0.83	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.58	times	0.58	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	39.66	%	36.57	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
CRISOBA INDUSTRIAL, S.A. DE C.V.	SERVICIOS DE RENTA DE EQUIPO Y OTROS	790,601,970	100.00
PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA DE PROD. EN EL EXTRANJ.	3,000,000	100.00
SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIB. Y FINANCIAMIENTO	1,000,200,000	100.00
TAXI AEREO DE MEXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00
CINCO SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	1	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
DEUTSCHE BANK	YES	16/08/2001	02/04/2012	2.00							16,727	16,727	33,454	33,454	0	0
DEUTSCHE BANK	YES	02/12/2002	20/08/2010	1.00							0	25,214	0	0	0	0
BANK OF AMERICA	YES	30/04/2001	30/09/2011	2.27							0	17,375	17,375	0	0	0
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	16,727	59,316	50,829	33,454	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERTIFICADOS BURSÁTILES	NOT APPLIED	18/06/2003	08/12/2010	5.97	0	0	750,000	0	0	0						
CERTIFICADOS BURSÁTILES	NOT APPLIED	18/06/2003	05/06/2013	8.95	0	0	0	0	1,250,000	0						
CERTIFICADOS BURSÁTILES	NOT APPLIED	05/07/2007	26/06/2017	4.84	0	0	0	0	0	2,500,000						
CERTIFICADOS BURSÁTILES	NOT APPLIED	30/03/2009	26/04/2010	5.87	0	2,696,432	0	0	0	0						
CERTIFICADOS BURSÁTILES	NOT APPLIED	30/03/2009	22/03/2016	9.98	0	0	0	0	0	800,000						
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	2,696,432	750,000	0	1,250,000	3,300,000	0	0	0	0	0	0

STOCK EXCHANGE CODE: **KIMBER**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

QUARTER: **03** YEAR: **2009**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
VARIOS	NOT APPLIED	01/09/2009			1,112,899	0	0	0	0	0						
VARIOS	NOT	01/09/2009									1,235,264	0	0	0	0	0
TOTAL SUPPLIERS					1,112,899	0	0	0	0	0	1,235,264	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				3,959,351	0										
VARIOS											2,000	0				
TOTAL					3,959,351	0	0	0	0	0	2,000	0	0	0	0	0
TOTAL					5,072,250	2,696,432	750,000	0	1,250,000	3,300,000	1,253,991	59,316	50,829	33,454	0	0

LOS CRÉDITOS SON EN DÓLARES AMERICANOS Y SE UTILIZÓ $13.50 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**101,213**	**1,366,376**	**0**	**0**	**1,366,376**
LIABILITIES POSITION	**103,525**	**1,397,590**	**0**	**0**	**1,397,590**
SHORT-TERM LIABILITIES POSITION	97,282	1,313,307	0	0	1,313,307
LONG-TERM LIABILITIES POSITION	6,243	84,283	0	0	84,283
NET BALANCE	**-2,312**	**-31,214**	**0**	**0**	**-31,214**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN DE LOS DÓLARES ES DE $13.50 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

(Thousand Pesos)

CONSOLIDATED

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PANTA BAJIO	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ORIZABA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA RAMOS ARIZPE	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TLAXCALA	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA CUAUTITLAN	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA ECATEPEC	PRODUCTOS AL CONSUMIDOR	0	0
PLANTA TEXMELUCAN	PRODUCTOS INSTITUCIONALES	0	0
PLANTA MORELIA	PRODUCTOS AL CONSUMIDOR	0	0

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACIÓN VARIA SEGÚN LA PRODUCCIÓN.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	POLYCEL, PROPIFLEX	Nacional		0
QUIMICOS	POLIQUIMICOS, PROEQSA	Nacional		0
CORRUGADOS	TITAN, GPO. INLAND	Nacional		0
FIBRA PARA RECICLAR	RECYCLE, REPACSA	Nacional		0
ADHESIVOS	NATIONAL	Nacional		0
CINTAS Y ELASTOMEROS	3M, ARTEVA	Nacional		0
CELULOSA DE MADERA	ARACRUZ,GP CELL.,DOMTAR,WEYER.	Importación		0
FIBRA P/RECICLAR Y RECICLADA	HARMON, INT. PAPER, FIB	Importación		0
POLIACRILATO DE SODIO	BASF, TOYOTA, STOCKHAUSEN	Importación		0
POLIPROPILENO	EXXONMOBIL	Importación		0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **KIMBER**

QUARTER: **03** YEAR: **2009**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PROD. AL CONSUMIDOR	0	17,364,022	0		
FOREIGN SALES					
INFORMACION TOTAL	0	854,999	0		
TOTAL		18,219,021			

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
INFORMACION TOTAL	0	854,999			
FOREIGN SUBSIDIARIES					

TOTAL	854,999	

NOTES

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

STOCK EXCHANGE CODE: **KIMBER**

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: **03** YEAR: **2009**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0	23	562,414,375	0	562,414,375	0	4,611	0
B	0	23	518,820,640	0	0	518,820,640	4,253	0
TOTAL			1,081,235,015	0	562,414,375	518,820,640	8,864	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 1,081,235,015

NOTES

DERIVATIVE FINANCIAL INSTRUMENTS